Exhibit 99.1

395 de Maisonneuve Blvd. West Montreal QC H3A 1L6 www.domtar.com Press Release FOR IMMEDIATE RELEASE
DOMTAR ANNOUNCES FIRST QUARTER 2006 FINANCIAL RESULTS
Montreal, April 27, 2006 — Domtar Inc. announced today a net loss of $24 million ($0.10 per common share) in the first quarter of 2006 compared to net earnings of $10 million ($0.04 per common share) in the first quarter of 2005 and a net loss of $348 million ($1.51 per common share) in the fourth quarter of 2005.
SUMMARY OF RESULTS

	Q1 2006	Q1 2005	Q4 2005
(In millions of Canadian dollars, unless otherwise noted)

Sales	1,211	1,259	1,159
Operating profit (loss)[1]	(9)	34	(478)
Net earnings (loss)	(24)	10	(348)
Net earnings (loss) per common share (in dollars)	(0.10)	0.04	(1.51)
Excluding specified items[1]
Operating profit (loss)	(17)	35	(60)
Net earnings (loss)	(31)	9	(59)
Net earnings (loss) per common share (in dollars)	(0.13)	0.04	(0.25)

(1)	Operating profit is a non-GAAP measure. For a discussion on specified items and the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.
“Our results in Q1 2006 for all our business segments improved compared to Q4 2005 as demand and prices for most of our key products firmed up during the quarter. Nonetheless, our operating profit was negatively affected by the continued strengthening of the Canadian dollar as well as a persistent high cost environment.
Our restructuring plan announced in November 2005 is progressing well. The permanent shutdown of our Cornwall pulp and paper mill as well as our Ottawa paper mill became effective at the end of the first quarter of 2006, and with the ongoing efforts of our employees, we are implementing a series of measures aimed at improving cash flow, and supply chain initiatives that are expected to reduce operational costs and improve customer satisfaction”, said Raymond Royer, Domtar’s President and Chief Executive Officer.

OPERATIONAL REVIEW
FIRST QUARTER 2006 COMPARED TO FOURTH QUARTER 2005

PAPERS	Q1 2006	Q4 2005	Variance
(In millions of Canadian dollars)

Operating loss	(21)	(423)	402
Operating loss, excluding specified items	(24)	(54)	30

The $30 million decrease in operating loss excluding specified items in the Papers segment was mainly the result of higher shipments and average selling prices for paper, lower amortization expense, as well as investment tax credits related to research and development expenditures from prior years. These factors were partially offset by the negative impact of a stronger Canadian dollar.

PAPER MERCHANTS	Q1 2006	Q4 2005	Variance
(In millions of Canadian dollars)

Operating profit (loss)	4	(10)	14
Operating profit, excluding specified items	4	3	1

The $1 million increase in operating profit excluding specified items in the Paper Merchants segment was primarily due to higher operating margins, partially offset by higher bad debt expenses.

WOOD	Q1 2006	Q4 2005	Variance
(In millions of Canadian dollars)

Operating loss	(5)	(38)	33
Operating loss, excluding specified items	(6)	(8)	2

The $2 million decrease in operating loss excluding specified items in the Wood segment was mainly attributable to lower duties on our softwood lumber exports to the U.S. and higher average selling prices. These factors were partially mitigated by the negative impact of a stronger Canadian dollar, lower shipments and higher freight costs.
     The countervailing and antidumping duties rate decreased gradually from 21.21% in December 2004 to 20.15% in February 2005, and in December 2005 the rate was lowered to 10.80%.

PACKAGING	Q1 2006	Q4 2005	Variance
(In millions of Canadian dollars)

Operating profit (loss)	11	(6)	17
Operating profit, excluding specified items	7	—	7

The $7 million increase in operating profit excluding specified items in the Packaging segment (our 50% share of Norampac Inc.) was mainly attributable to higher average selling prices for both containerboard and corrugated containers, and lower costs for purchased recycled fiber and energy, partially offset by lower shipments of corrugated containers.

LIQUIDITY AND CAPITAL

FREE CASH FLOW (1)	Q1 2006	Q1 2005	Q4 2005
(In millions of Canadian dollars)

Cash flows provided from (used for) operating activities before changes in working capital and other items	26	88	(12)
Changes in working capital and other items	(41)	(122)	(14)

Cash flows used for operating activities	(15)	(34)	(26)
Net additions to property, plant and equipment	(24)	(28)	(47)

Free cash flow	(39)	(62)	(73)

Free cash flow amounted to negative $39 million in the first quarter of 2006 reflecting $41 million of cash requirements for working capital, including the benefit of $59 million of additional receivables sold through our off balance sheet securitization program.
     Domtar’s net debt-to-total capitalization ratio(1) as at March 31, 2006 stood at 58.6% compared to 57.7% as at December 31, 2005. Domtar’s total long-term debt increased by $48 million, largely due to additional net borrowings of $45 million.

(1)	For a discussion on the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.
OUTLOOK

Although we expect challenging market conditions for the remainder of the year, we are encouraged by higher selling prices for most of our key products. Our focus will remain on the implementation of our announced restructuring plan with a view to improving our efficiency and returning to profitability.
FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management.
     Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” in Domtar’s Management’s Discussion and Analysis (MD&A).
FIRST QUARTER 2006 RESULTS
WEBCAST

You are invited to listen to a live broadcast of the conference call with financial analysts that the Company will be holding today to present its first quarter 2006 financial results. It will take place at 4:30 p.m. (EDT) on the Domtar corporate website at: www.domtar.com.
     DOMTAR IS THE THIRD LARGEST PRODUCER OF UNCOATED FREESHEET PAPER IN NORTH AMERICA. IT IS ALSO A LEADING MANUFACTURER OF BUSINESS PAPERS, COMMERCIAL PRINTING AND PUBLICATION PAPERS, AND TECHNICAL AND SPECIALTY PAPERS. DOMTAR MANAGES ACCORDING TO INTERNATIONALLY RECOGNIZED STANDARDS 18 MILLION ACRES OF FORESTLAND IN CANADA AND THE UNITED STATES, AND PRODUCES LUMBER AND OTHER WOOD PRODUCTS. DOMTAR HAS APPROXIMATELY 9,000 EMPLOYEES ACROSS NORTH AMERICA. THE COMPANY ALSO HAS A 50% INVESTMENT INTEREST IN NORAMPAC INC., THE LARGEST CANADIAN PRODUCER OF CONTAINERBOARD.

TICKER SYMBOL	SOURCE	INFORMATION

DTC (TSX, NYSE)	Daniel Buron	Christian Tardif
	Senior Vice-President and	Manager, Corporate and Financial
	Chief Financial Officer	Communications
	Tel.: (514) 848-5234	Tel.: (514) 848-5515
	Email: daniel.buron@domtar.com	Email: christian.tardif@domtar.com

INVESTOR RELATIONS
Pascal Bossé
Manager, Investor Relations
Tel.: (514) 848-5938
Email: pascal.bosse@domtar.com

APPENDIX

NOTES TO THE SUMMARY OF RESULTS
NOTE 1.

SPECIFIED ITEMS
In Domtar’s view, specified items are items that do not typify normal operating activities. The following table reconciles operating profit (loss), net earnings (loss) and net earnings (loss) per share, determined in accordance with GAAP*, to operating profit (loss), net earnings (loss) and net earnings (loss) per share excluding specified items.

	Q1 2006			Q1 2005			Q4 2005
(In millions of Canadian dollars)
			Net loss per			Net earnings			Net loss
	Operating		share	Operating	Net	per share	Operating		per share
	loss	Net loss	(in dollars)	profit	earnings	(in dollars)	loss	Net loss	(in dollars)

As per GAAP*	(9)	(24)	(0.10)	34	10	0.04	(478)	(348)	(1.51)
Specified items:
Sales of property, plant and equipment (a)	—	—		(3)	(3)		—	—
Closure and restructuring costs (b)	4	3		6	4		402	265
Legal settlements (c)	(7)	(7)		—	—		13	13
Unrealized mark-to-market gains or losses (d)	(5)	(3)		(2)	(1)		3	2
Foreign exchange impact on long-term debt (e)	—	—		—	(1)		—	—
Income tax legislation changes (f)	—	—		—	—		—	9

	(8)	(7)	(0.03)	1	(1)	—	418	289	1.26

Excluding specified items	(17)	(31)	(0.13)	35	9	0.04	(60)	(59)	(0.25)

*	Except for operating profit which is a non-GAAP measure. See note 2.
a)      Sales of property, plant and equipment
Domtar’s results include gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.
b)      Closure and restructuring costs
Domtar’s results include closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements.
c)      Legal settlements
Domtar’s results include charges or revenues related to legal settlements. These charges or revenues are presented under “Selling, general and administrative” expenses in the financial statements.
d)      Unrealized mark-to-market gains or losses
Domtar’s results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.
e)      Foreign exchange impact on long-term debt
Domtar’s results include foreign exchange gains or losses on the translation of a portion of its long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

f)      Income tax legislation changes
Domtar’s results include charges related to modifications to the income tax legislation. These charges are presented under “Income tax expense (recovery)” in the financial statements.
NOTE 2.

USE OF NON-GAAP MEASURES
Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian GAAP.
     Operating profit (loss) is a non-GAAP measure that is calculated within Domtar’s financial statements. Domtar focuses on operating profit (loss) as this measure enables it to compare its results between periods without regard to debt service or income taxes.
     Operating profit (loss) excluding specified items, net earnings (loss) excluding specified items and net earnings (loss) per common share excluding specified items are non-GAAP measures. Measures excluding specified items are used in evaluating the Company’s performance between periods without regard to specified items that adversely or positively affected its GAAP measures.
     Free cash flow is a non-GAAP measure that is defined as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceed net additions to property, plant and equipment, as determined in accordance with GAAP. Free cash flow is used in evaluating the Company’s ability to service its debt and pay dividends to its shareholders.
     Net debt-to-total capitalization ratio is a non-GAAP measure that is calculated as long-term debt and bank indebtedness, net of cash and cash equivalents, to the sum of net debt and shareholders’ equity. Domtar’s management tracks this ratio on a regular basis in order to assess its debt position.
     The above non-GAAP measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. Domtar believes that it would be useful for investors and other users to be aware of these measures so they can better assess the Company’s performance.